SQN ALTERNATIVE INVESTMENT FUND III, L.P.
120 Wall Street
18th Floor
New York, New York 10005
(212) 422-2166
March 16, 2011

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Pamela Long
Assistant Director
Re: Form S-1 For SQN Alternative Investment Fund III, L.P. (File No. 333-166195)
Dear Ms. Long:
     SQN Alternative Investment Fund III, L.P. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SQN Alternative Investment Fund III, L.P.

By:	SQN AIF III GP, LLC, its General Partner

	By:	/s/ Jeremiah Silkowski

Name: Jeremiah Silkowski
Title: President & CEO

SQN ALTERNATIVE INVESTMENT FUND III, L.P.
120 Wall Street
18th Floor
New York, New York 10005
(212) 422-2166
March 16, 2011
Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Pamela Long Assistant Director
Re: Form S-1 For SQN Alternative Investment Fund III, L.P. (File No. 333-166195)
Dear Ms. Long:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to March 17, 2011, at 4:00 p.m., New York time, or as soon as practicable thereafter. Please notify our attorney, Joseph Walsh, Esq., by phone at (212) 704-6030 or by fax at (212) 704-5919 of the date and time that the registration statement has been declared effective.
Very truly yours,
SQN Alternative Investment Fund III, L.P.
By: SQN AIF III GP, LLC, its General Partner
By: /.s/ Jeremiah Silkowski

Name: Jeremiah Silkowski
Title: President & CEO